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                              June 16, 2021

       Emmanuel Hernandez
       Chief Financial Officer
       Rodgers Silicon Valley Acquisition Corp
       535 Eastview Way
       Woodside, CA 94062

                                                        Re: Rodgers Silicon
Valley Acquisition Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 1, 2021
                                                            File No. 333-253976

       Dear Mr. Hernandez:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       General

   1. Please ensure that all other missing information is included in a pre-effective amendment, including the fee that
will be paid to MacKenzie Partners on pages 14 and 71, the
                                                        committee assignments
beginning on page 202, and any information that is dependent on the record date, to the
extent that the record date has been set.
   2. We note your disclosure that Enovix has relied on a $15 million short-term bridge loan from Mr. Rodgers
to support its business operations. Please revise pages 8 and 247 to disclose the Bridge
Note entered into in May 2021. Please also disclose, if true, that the
                                                        Bridge Note will be
repaid from funds from the Trust and PIPE.
 Emmanuel Hernandez
Rodgers Silicon Valley Acquisition Corp
June 16, 2021
Page 2
Q: What interests do RSVAC's current officers and directors have in the Business Combination?, page 7

3.       We note your response to comment 4 of our letter dated April 5, 2021.
Since it
         appears that the PIPE Investors will be purchasing the shares at a discount to the current market price, please provide the requested disclosure regarding the value of the PIPE investor interests.
Background of the Business Combination, page 85

4. We note your revisions in response to comment 6. Please provide the dollar amounts of the transaction fee and the placement fee.
        You may contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254
if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754
with any other questions.



FirstName LastNameEmmanuel Hernandez                 Sincerely,
Comapany NameRodgers Silicon Valley Acquisition Corp
                                                     Division of Corporation
Finance
June 16, 2021 Page 2                                 Office of Manufacturing
FirstName LastName